Exhibit (a)(1)(B)

MOTOROLA, INC. STOCK OPTION EXCHANGE PROGRAM EMAIL ANNOUNCEMENT TO LAUNCH THE STOCK OPTION EXCHANGE PROGRAM
14 May 2009
To: Eligible employees – One-time, voluntary Stock Option Exchange Program
Stock Option Exchange period opens today
As an employee eligible to participate in our one-time, voluntary Stock Option Exchange Program, we are delighted to inform you that the Exchange Period — which is your window to exchange eligible stock options — will open today. The Exchange Period will close at 3 pm (US Central) on Friday, 12 June.
Within hours, you will receive emails from motorolaoptionexchange.com that will give you instructions on how to log onto our secure, externally hosted website. The motorolaoptionexchange.com website is critical in helping you make decisions you believe are best for you. The website includes information about your Eligible Options, questions and answers, modeling scenarios, exchange ratios and program provisions.
Your decision to participate in the Stock Option Exchange Program is completely voluntary. Due to legal requirements, executives, managers and Human Resources staff cannot respond to your individual questions regarding this program. And because this is an offer to exchange securities, Motorola cannot advise you as to whether or not you should participate in the program, or what (if any) options you should exchange.
We recognize that stock options can be difficult to understand. We want to help you as objectively as we can and equip you with the right decision-making tools. In addition to the resources provided on motorolaoptionexchange.com, we also have additional resources to help you:
1. Summary of the Motorola Stock Option Exchange
Online brochure includes: Program-at-a-Glance; How to Exchange Your Options; Important Stock Option Exchange Details; How the Exchange Works; Answers to Your Questions.
2. Overview presentation
Online training session includes: Stock Option Exchange Program Overview; Stock Option Exchange Program Schedule; Using the MotorolaOptionExchange.com website.
3. Video commentary on Stock Option Exchanges
Steve Harris, managing director of Frederick W. Cook & Co., answers commonly asked questions about Stock Option Exchange programs. Frederick W. Cook & Co. is a worldwide leader in compensation program planning and does not do business with Motorola.
Final thoughts
We believe that Motorola is on the right path. We are determined to emerge as winners. We also will continue to face challenges in 2009. To succeed, we need the leadership of our very best people. You are among them. We believe this one-time, voluntary Stock Option Exchange Program is just one way that we can continue to retain and motivate you.
On behalf of the Motorola Senior Leadership Team and the Board of Directors, thank you for all your continued tireless efforts to make Motorola a better company.
Best regards,

Sanjay Jha	Greg Brown
Co-CEO, Motorola	Co-CEO, Motorola
CEO, Mobile Devices	CEO, Broadband Mobility Solutions